# Annual Report

## Cover Page

Name of issuer:

2 Row Brewing LLC

Legal status of issuer:

Form:    Limited Liability Company

Jurisdiction of Incorporation/Organization:    UT

Date of organization:    5/15/2014

Physical address of issuer:

73 W 7200 S
Midvale UT 84047

Website of issuer:

http://2rowbrewing.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

32

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $497,890.28 | $364,512.17 |
| Cash & Cash Equivalents: | $33,845.48 | $104,233.68 |
| Accounts Receivable: | $12,795.98 | $5,925.10 |
| Current Liabilities: | $133,430.33 | $104,041.28 |
| Non-Current Liabilities: | $812,104.79 | $658,697.98 |
| Revenues/Sales: | $1,599,241.71 | $563,480.31 |
| Cost of Goods Sold: | $351,806.80 | $176,738.32 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($97,873.57) | ($382,885.82) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

   2 Row Brewing LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Deidria Coleman | VP | 2 Row Brewing | 2014 |
| Brian Coleman | CEO | 2 Row Brewing | 2014 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Deidria Coleman | Vice President | 2014 |
| Deidria Coleman | Secretary | 2014 |
| Brian Coleman | President | 2014 |
| Brian Coleman | CEO | 2014 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the

most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Brian Coleman | 47500.0 Class A | 44.77 |
| Deidria Coleman | 47500.0 Class A | 44.77 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

All investments risk the loss of capital.  No guarantee or representation is made that the Company will achieve its investment objectives.  An investment in the Company is speculative and involves certain considerations and risk factors, which prospective investors should consider before subscribing.

If any of the events described in these risk factors or the documents described herein should occur, or if additional risks not presently known to the Company should occur, or risks not currently considered by the Company to be material should occur, the Company's business, financial condition or results of operation could be harmed, its ability to operate could be adversely affected and investors could lose all or part of their investment.  An investment in the Company involves a high degree of risk and Units should not be purchased by any person who cannot afford a loss of his, her or its entire investment.

General and Business Risks.

The business in which the Company generally engages involves significant risks.  No assurance can be given that investors will realize a profit on their investment.  Moreover, each investor may lose some or all of its investment.  Because of the nature of the Company's business activities, the results of the Company's operations may fluctuate from period to period.  Accordingly, investors should understand that the results of a particular period will not necessarily be indicative of results in future periods.

Competition and Innovation

Intense competition in the craft beer space and changing consumer preferences in the Company's key markets could cause the Company to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent the Company from increasing prices to recover higher costs, any of which could cause the Company to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, innovation faces inherent risks, and the new products the Company introduces may not be successful, while competitors may be able to respond more quickly to emerging trends.

A downturn in the economy may affect consumer purchases of discretionary spending, which could have an adverse effect on the Company's business, financial condition, profitability and cash flows.

The United States economy is subject to recessions and fluctuations in supply and demand as a result of a variety of issues, including turmoil in the credit and financial markets, consumer confidence, concerns regarding the stability and viability of major financial institutions, the state of the housing markets, and volatility in worldwide stock markets.  Given the potential significance and widespread nature of these circumstances, the U.S. economy could be significantly challenged in a recessionary state for an indeterminate period of time. These economic conditions could cause many of the Company's existing and potential customers to delay or reduce purchases of our products for some time, which in turn could harm its business by adversely affecting its revenues, results of operations, cash flows and financial condition.  The Company cannot predict the duration of these economic conditions or the impact they will have on its customers or business.

Management Reliance.

The Company is substantially dependent on the skills, experience, decisions and actions of its senior management and other key personnel, particularly Brian Coleman. The Company does not carry "key person" life insurance policies. The death, disability, departure or retirement of any key individual would have a substantial adverse effect on the Company.

Liquor Laws in Utah.

The sale of alcohol in Utah is governed by a complex set of laws and regulations that change on a regular basis. Compliance with such laws is essential to remaining licensed to produce and sell alcoholic beverages. Failure to properly comply (including inadvertent sales to minors) could result in the Company losing its license to produce and sell alcoholic beverages, which would have a material adverse impact on the Company's profitability.

The Company may be subject to periodic litigation and other regulatory proceedings, which could results in unexpected expense of time and resources.

From time to time, the Company may be called upon to defend against lawsuits and regulatory actions relating to its business. As a manufacturer and a distributor of products for human consumption, the Company may experience product liability claims and litigation to prosecute such claims. Additionally, the manufacture and sale of these products involves the risk of injury to consumers as a result of tampering by unauthorized third parties or product contamination. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have an adverse impact on its business, financial condition and results of operations. In addition, any significant litigation in the future, regardless of its merits, could divert management's attention from operations and result in substantial legal fees.

Long-term, Illiquid Investment.

Prospective investors should consider investment in the Company a long-term, illiquid investment of indefinite duration. There is currently no public market for the Units and the Company does not anticipate that any such market will develop. The Units have not been registered under the Securities Act or any other applicable state or federal securities law, rule or regulation. There can be no assurance that the Company will be able to maintain cost efficient operations or that any future site will achieve a significant level of market acceptance. The Company's business model implementation and growth plan will business model implementation and growth plan will require significant expenditures. The required level and timing of such expenditures will impact the Company's ability to achieve profitability and positive cash flows from operations at the levels projected. As a result, there can be no assurance that the Company will ever achieve significant commercial revenues or profitability

**Future Classes of Preferred Units.**

The Company's Board of Managers is authorized to issue Preferred Units. The Company's Board of Managers has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of Preferred Units. The issuance of any Preferred Units may result in a decrease in the value or market price of the Units that you acquire. Holders of Preferred Units may have the right to receive dividends, certain preferences in liquidation, and conversion rights.

**Offering Price No Relation to Value.**

The Company determined the Unit price and maximum offering amount of the Units without an independent valuation. Among the factors considered in determining this price and amount were its profitability, its current immediate prospects, the backgrounds of the employees and the current condition of the financial markets. There is, however, no relationship whatsoever between the offering price of the Units and the Company's assets, earnings, book value or any other objective criteria of value.

**Minority Ownership.**

The Units offered constitute a minority ownership interest in the Company. The officers and managers will own on a fully-diluted basis a majority of the Company's Units. Accordingly, the Company's officers and managers are able to influence the election of the Company's management and the outcome of Company actions requiring member approval.

**Complicated Structure; No Other Representations.**

The structure of the Company is complex. It is possible

that a potential Member may misunderstand or misread the Operating Agreement or representations of an officer of the Company. However, the Operating Agreement, and not any investor's subjective understanding of the Operating Agreement, or any representations outside this Agreement, governs the rights, preferences and obligations of a Member of the Company.

No Audited Financial Statements.

The Company does not have audited financial statements. Any financial statements prepared by the Company may not be audited, reviewed, compiled or otherwise verified by any external accountant financial statements or be prepared in accordance with generally accepted accounting principles. Having no external review raises the probability that such errors may not be discovered and corrected.

If the Company violates federal or state securities laws, it could face significant legal liability and be forced to terminate its operations.

The Company is offering the Units pursuant to an exemption from registration under state and federal securities laws and has not registered and does not intend to register the Units under the Securities Act. As a result of the Company's decision to offer the Units without registration under the Securities Act in reliance upon the exemptions from registration thereunder, the Company is subject to a risk that a sale to or exchange with one or more investors could result in the Company being in violation of the Securities Act or applicable state securities law. The consequence of this is that an enforcement action could be filed by the SEC or state securities division that might make it difficult for the Company to continue its business.

The Company depends on supply sources and strategic competencies

The attractiveness of the Company's business will depend on being able to ensure continued adequate supplies of certain raw materials. Although the Company may enter into agreements for these materials in the context of long-term commitments, any shortage of supply could adversely affect the Company's business operations.

Risks Beyond Company Control.

The continued threat of terrorism within the U.S., acts of war and adverse monetary policies may cause significant disruption to commerce throughout the world. In addition, general economic uncertainty and global recession appear to be having an adverse impact on economic conditions, which may adversely affect the Company's business. Such adversity and uncertainty could have an adverse effect on the Company's business, financial condition and results of operations.

No Independent Counsel.

The interests of investors in the Company have not been separately represented by independent counsel in connection with the preparation of the Subscription Materials, the organization of the Company, or the structuring of the Company and the transactions described herein. Michael Best & Friedrich LLP ("MBF"), the law firm that has performed, and will perform, services for the Company, was retained by the Company. MBF's services shall not be construed as an endorsement or recommendation of the Units or confirmation of the accuracy of the Company's information contained herein or elsewhere. MBF has not conducted an independent investigation relating to the facts and information set forth in the Subscription Materials but has relied solely on the Company for the information provided therein. Each investor is advised to obtain his, her or its own independent legal, tax or other counsel. Each investor acknowledges that MBF does not represent such party and that MBF is representing the Company (the interests of which may be adverse to such investor). MBF specifically disclaims any duty to any of the investors/Members as it solely represents the interests of the Company.

Federal Income Tax Risks.

There are various Federal income tax risks associated with an investment in the Company. Set forth below is a brief discussion of some of these tax risks. Each prospective Member is strongly urged to consult his, her or its own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on his, her, or its individual tax situation.  No attempt is made herein to discuss or evaluate the tax consequences under any state tax law as to any type of prospective investor.

(a)      The Company May Not Be Treated As A Pass-Through Entity For Tax Purposes.

Although the Company has not requested an Internal Revenue Service ("Service") ruling as to its classification as a partnership for federal income tax purposes, the Company should be treated as a partnership for Federal income tax purposes unless the Company elects to be treated as an association taxable as a corporation.  The Company has no intention to make such election.

However, if the Company has more than 100 members, and if it fails to meet certain tests under the Regulations under Section 7704 of the Internal Revenue Code of 1986, as amended ("Code"), it could be treated as a "publicly traded partnership" and taxed as a corporation.  If the Company was taxable as a corporation, its income and deductions would not be passed through to the Members to be reported on their respective returns, and the Company would have to pay tax on its income, thereby reducing cash available for distribution.  In addition, any distributions to the Members may be treated as taxable dividends.  Such a recharacterization would substantially reduce the effective yield from an investment in the Units.

The status of the Company as a partnership for federal income tax purposes will depend upon the continued effectiveness of current applicable law and regulations.

(b)      Tax Liability Of Members May Exceed The Amount Of Cash Distributions.

The allocable share of the Company's income gain or loss which Members are required to report on their personal income tax returns is not directly related to the cash distributions actually received by the Members during any year.  Cash distributions, if any, from the Company may not

year. Cash distributions, if any, from the Company may not be sufficient to pay the income tax, if any, resulting from a Member's allocable share of the Company's income or gain in any particular year, and, therefore, Investment Members could be required to use funds from other sources to satisfy their tax liability. In addition, the Company may invest the cash received upon a sale of any property, and consequently, there may not be funds available for distribution to the Members to pay their tax from the sale.

(c) Risk Of Reallocation Of Profits And/Or Losses.

Profits and/or losses allocated to the Members could be reallocated if the Service contends successfully that the allocations and distributions provided for in the Operating Agreement do not satisfy the requirements under Code Section 704. Although the Company believes substantially all of the allocations to the Members will satisfy such requirements, there can be no assurance that the Service will not attempt to reallocate such tax items among the Members.

(d) Risk Of Audit.

Information returns filed by the Company are subject to audit by the Service and the applicable state taxing authority. An audit of the Company's return could lead to adjustments increasing a Member's income, decreasing a Member's losses or increasing the tax owed. Any such audit could lead to an audit of a Member's individual tax return in which items unrelated to the Company could be challenged.

(e) Alternative Minimum Tax.

The losses, if any, allocated to the Members and any tax preference items generated in connection with a Member's investment in the Company could subject a Member, depending on his, her, or its other items of income, deduction and tax preferences, to the alternative minimum tax. Since the application of the alternative minimum tax to each Member will vary depending on a Member's

personal tax situation in any year, each prospective investor should consult with his, her, or its personal tax adviser with respect to the possible application of the alternative minimum tax and its consequences.

(f)     Payments to the Manager And Affiliates.

The Company has made and will make payments to the Manager or its affiliates for various services and will deduct payments for certain of those services over various periods of time.  However, there can be no assurance that any or all of such amounts will not be deemed by the Service to be includable in the cost of the Company's properties or to be nondeductible items, in which case the deductions available to the Company would be reduced in the early years of its operations and possibly increased through additional amortization and depreciation deductions in later years.

(g)     Limitations on the Deductibility Of Losses.

A Member's share of Company losses, if any, may be deducted only to the extent of the Member's tax basis in the Units and such Member's at-risk amount with respect to each activity.  Also, an investment in the Units will be a passive investment activity to each Member.  Under Section 469 of the Code, the losses, if any, allocated to a Member can be used only to offset a Member's passive income and cannot be used to offset a Member's income from salary, interest, dividends or other non-passive sources.  In addition, any interest income of the Company cannot be offset by passive losses from this or other entities and, therefore, it is possible that the Members will be allocated income and losses from the Company that cannot be offset against each other.  Each prospective Member should consult his, her, or its own tax adviser as to the application of these complex rules to the Member's personal situation.

(h)     Penalties and Interest.

If the Service successfully challenges the Company's tax treatment of one or more items. the Members may be liable for penalties and interest, as well as additional tax.

(i)     Possible Changes in Tax Laws.

The tax laws and their interpretation are constantly under review.  Proposals are continually made to amend such laws, and such proposals vary widely in their scope and effect.  Any future changes could have an adverse effect on an investment in the Company.  This is an area of rapid and unpredictable change, and prospective investors are urged to consult their own tax advisers as to current developments.

State and Local Taxes.

Members should consider potential state and local income tax consequences of an investment in the Interests. A Member's allocable share of the Company's net income or net loss generally will be required to be included in his/her/its taxable income or loss for state or local income tax purposes. The tax treatment of particular items under state or local income tax laws may vary materially from the federal income tax treatment of such items. In addition, to the extent the Company Members should consult their own tax advisors with respect to these matters. Many states have implemented or are implementing programs to require entities taxed as partnerships to withhold any state income taxes owed by nonresident members on income-producing properties located in their states. The Company may be required to withhold state taxes from cash distributions otherwise payable to the Members. These collection and filing requirements at the state or local level, and the possible imposition of state or local income, franchise, or other taxes on the Company, may result in increases in the Company's administrative expenses, which would reduce cash available for distribution to the Members. Members' tax return filing obligations and expenses may also be increased as a result of expanded state and local filing obligations. The Company encourages potential investors to consult with their own tax advisor on the impact of applicable state and local taxes and state tax withholding requirements.

THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL AND STATE INCOME TAX ASPECTS OF AN

INVESTMENT IN THE COMPANY. IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THIS OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THIS OFFERING WILL NOT BE THE SAME FOR ALL MEMBERS, EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR CONCERNING THE EFFECTS OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS ON AN INVESTMENT IN THE UNITS AND ON HIS, HER, OR ITS INDIVIDUAL TAX SITUATION. NO ATTEMPT IS MADE HEREIN TO DISCUSS OR EVALUATE THE TAX CONSEQUENCES UNDER ANY FEDERAL LAW OR STATE TAX LAW AS TO ANY TYPE OF PROSPECTIVE MEMBER.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS LETTER IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY PROSPECTIVE INVESTORS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON PROSPECTIVE INVESTORS UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH AND NOT SET FORTH HEREIN, THE UNITS OFFERED INVOLVE A HIGH DEGREE OF RISK. ONLY RISK CAPITAL (CAPITAL YOU CAN AFFORD TO LOSE) SHOULD BE INVESTED IN THE COMPANY. ANY PERSON CONSIDERING THE PURCHASE OF THESE UNITS SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS AGREEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY. THE UNITS SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Our future success depends on the efforts of a small

management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common A | 1,000,000 | 106,100 | Yes ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

### *Loan*

| | |
|---|---|
| **Lender** | Pinnacle Capital |
| **Issue date** | 08/05/19 |
| **Amount** | $35,221.00 |
| **Outstanding principal plus interest** | $11,799.40 as of 02/09/23 |
| **Interest rate** | 12.03% per annum |
| **Maturity date** | 06/06/24 |

| | |
|---|---|
| **Current with payments** | Yes |

*Paid in full Equipment*

### Loan

| | |
|---|---|
| **Lender** | Brian Coleman |
| **Issue date** | 01/30/20 |
| **Amount** | $114,941.00 |
| **Outstanding principal plus interest** | $114,941.00 as of 01/22/23 |
| **Interest rate** | 7.5% per annum |
| **Current with payments** | Yes |

*Interest-only payments with no maturity date; the full principal is intended to be paid back once the company is profitable and in good financial health.*

### Loan

| | |
|---|---|
| **Lender** | SBA |
| **Issue date** | 06/13/20 |
| **Amount** | $500,000.00 |
| **Outstanding principal plus interest** | $519,548.00 as of 01/31/23 |
| **Interest rate** | 3.75% per annum |
| **Maturity date** | 06/15/50 |
| **Current with payments** | Yes |

*EIDL Loan*

### Loan

| | |
|---|---|
| **Lender** | Brian Coleman |
| **Issue date** | 07/25/24 |
| **Amount** | $177,059.00 |
| **Outstanding principal plus interest** | $177,059.23 as of 03/11/25 |
| **Interest rate** | 8.0% per annum |
| **Current with payments** | Yes |

*Interest only loan with payments beginning when company is profitable.*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 6/2020 | Other | Preferred stock | $152,500 | General operations |
| 4/2023 | Regulation Crowdfunding | Priced Round | $149,004 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Brian Coleman |
| **Amount Invested** | $114,941.00 |
| **Transaction type** | Loan |
| **Issue date** | 01/30/20 |
| **Outstanding principal plus interest** | $114,941.00 as of 01/22/23 |
| **Interest rate** | 7.5% per annum |
| **Current with payments** | Yes |
| **Relationship** | President |

| | |
|---|---|
| **Name** | Brian Coleman |
| **Amount Invested** | $177,059.00 |
| **Transaction type** | Loan |

| | |
|---|---|
| **Issue date** | 07/25/24 |
| **Outstanding principal plus interest** | $177,059.23 as of 03/11/25 |
| **Interest rate** | 8.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | President |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

## Overview

A highly respected and loved brewery that recently opened a new taproom with production, bar and kitchen all in the same location.

## Milestones

2 Row Brewing LLC was organized in the State of Utah in May 2014.

Since then, we have:

- Some of the highest rated beer in the state.

- An established business with 7 plus years of successful brewing operations.

- A larger production facility will also include a much needed tap room.

- Increased production will allow for distribution to other states.

## Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $1,599,241.71 compared to the year ended December 31, 2023, when the Company had revenues of $563,480.31. Our gross margin was 78.0% in fiscal year 2024, and 68.63% in 2023.

- *Assets*. As of December 31, 2024, the Company had total assets of $497,890.28, including $33,845.48 in cash. As of December 31, 2023, the Company had $364,512.17 in total assets, including $104,233.68 in cash.

- *Net Loss*. The Company has had net losses of $97,873.57 and net losses of $382,885.82 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $945,535.12 for the fiscal year ended December 31, 2024 and $762,739.26 for the fiscal year ended December 31, 2023.

## Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

## Liquidity & Capital Resources

To-date, the company has been financed with $998,018 in debt and $152,500 in equity.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

### Runway & Short/Mid Term Expenses

2 Row Brewing LLC cash in hand is $45,000, as of March 2025. Over the last three months, revenues have averaged $162,958/month, cost of goods sold has averaged $30,353/month, and operational expenses have averaged $127,313/month, for an average net margin of $5,292 per month.

We will continue to grow both revenue and expenses as we continue expand our kitchen operations with a major upgrade planned in the coming months.

Revenue and expenses will continue to grow at the current run rate for the next 3-6 month. We are increasing revenue as we fine tune our operations but continue to spend cash on things our customers expect from us.

Currently we are slightly profitable and will work towards better profitability through finding ways to lower costs while increasing our foot traffic. We are working on packaging our draft beer for more to-go options. We have raised additional capital through an EIDL loan to cover working capital in the short term.
All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take*

*into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Deidria Coleman, certify that:

(1) the financial statements of 2 Row Brewing LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of 2 Row Brewing LLC included in this Form reflects accurately the information reported on the tax return for 2 Row Brewing LLC filed for the most recently completed fiscal year.



*Deidria Coleman*

Vice President

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes

irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-

day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://2rowbrewing.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5
Financials 6
Financials 7
Financials 8

Appendix D: Director & Officer Work History

Brian Coleman
Deidria Coleman
Deidria Coleman

Appendix E: Supporting Documents

ttw_communications_92033_213037.pdf
Signed_Operating_Agreement_Final.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird 2 Row Brewing Subscription Agreement

SPV Subscription Agreement

2 Row Brewing Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Financials 5

Financials 6

Financials 7

Financials 8

Appendix D: Director & Officer Work History

Brian Coleman

Deidria Coleman

Deidria Coleman

Appendix E: Supporting Documents

ttw_communications_92033_213037.pdf
Signed_Operating_Agreement_Final.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

2 Row Brewing LLC

By

*De De Coleman*

Founder and Vice President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*De De Coleman*

Founder and Vice President
3/25/2025

*Brian Coleman*

President
3/26/2025

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.